Prospectus Supplement Filed pursuant to Rule 424(b)(3)
Registration No. 333-140718
PROSPECTUS SUPPLEMENT NO. 1
DATED July 30, 2007
(To Prospectus Dated June 28, 2007)
KREIDO BIOFUELS, INC.
(Name of Small Business Issuer in Its Charter)
36,955,558 shares of common stock
     This prospectus supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated June 28, 2007, of Kreido Biofuels, Inc. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus. The Prospectus relates to the public sale, from time to time, of up to 36,955,558 shares of our common stock by the selling stockholders identified in the Prospectus.
     The information attached to this prospectus supplement modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement.
     This prospectus supplement includes the attached Current Report on Form 8-K, as filed by us with the Securities and Exchange Commission on July 30, 2007.
     We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.
     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus dated June 28, 2007) is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is July 30, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 26, 2007

KREIDO BIOFUELS, INC.
 (Exact name of registrant as specified in its charter)

Nevada	333-130606	20-3240178
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1140 Avenida Acaso Camarillo, California	93012
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (805) 389-3499

Not applicable
(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On July 27, 2007, Kreido Biofuels, Inc. (the “Company”) entered into an Employment Agreement with G.A. Ben Binninger as further described in Item 5.02 below.

On July 27, 2007, as a result of the resignation of Joel A. Balbien as further described below under Items 1.02 and 5.02, the Company entered into a Separation Agreement and General Release with Dr. Balbien.

On July 27, 2007, the Company adopted the Outside Director Compensation Program as further described in Item 5.02 below.

Item 1.02 Termination of a Material Definitive Agreement.

On July 27, 2007, as a result of the resignation of Mr. Balbien as further described below under Item 5.02, the Employment Agreement between the Company and Dr. Balbien was terminated. The Executive Employment Agreement between the Company and Dr. Balbien was terminated by Separation Agreement and General Release effective July 27, 2007, a copy of which is attached as Exhibit 10.1. Pursuant to that Agreement and taking into account the salary, accrued vacation, bonus and benefits provisions of the Employment Agreement being terminated, in resolution of all matters between the Company and Dr. Balbien, the Company will make severance payments to Dr. Balbien of approximately $200,000 through November 1, 2007.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Balbien Resignation. On July 26, 2007, Joel A. Balbien submitted to the Company’s Board of Directors (the “Board”), his written notice of resignation as a director effective immediately and as President and Chief Executive Officer of the Company effective as of July 27, 2007. The resignations were accepted by the Board of Directors on July 27, 2007.

Binninger Appointment. On July 27, 2007, the Company appointed Mr. Binninger, age 58, as Interim Chief Executive Officer of the Company. G.A. Ben Binninger has served as a director of the Company since January 12, 2007. From 2003 to 2006, Mr. Binninger served as a consultant to the Company’s wholly-owned subsidiary, Kreido Laboratories (“Kreido Labs”), relating to the development and evaluation of specialty chemical opportunities. He also previously served as Chief Operating Officer of the Company from January 12, 2007 to March 15, 2007. Mr. Binninger has 30 years of experience in the chemicals and fuels industry. Mr. Binninger has hands-on experience leading both large and small technologically sophisticated global process and service businesses with Atlantic Richfield Company (ARCO), Rio Tinto Borax, Exxon and Hercules. From 1995 to 2003, Mr. Binninger served as Senior Vice President of Rio Tinto Borax. Mr. Binninger has a B.E degree in Chemical Engineering from Manhattan College and an M.B.A from Harvard University.

The Company and Mr. Binninger have entered into an Executive Employment Agreement that provides, in part, for Mr. Binninger to serve as Chief Executive Officer and President of the Company. Mr Binninger will dedicate approximately 2-1/2 days per week to Company business. He will receive a salary of $11,666 per month ($140,000 per year) during his tenure as interim Chief Executive Officer. A discretionary bonus of up to $25,000 may be awarded to Mr. Binninger at the end of his term as interim Chief Executive Officer. In addition, Mr. Binninger has been granted options to purchase 125,000 shares of Company common stock, of which options to purchase 50,000 shares vested upon the date of grant, 50,000 shares will vest in four equal monthly installments of 12,500 each, provided Mr. Binninger is then serving as Chief Executive Officer of the Company, and 12,500 shares will vest on each of April 15, 2008 and October 15, 2008, provided that Mr. Binninger is then serving either as an officer or a director of the Company. A copy of the Executive Employment Agreement between the Company and G.A. Ben Binninger is attached as Exhibit 10.2. During the period that Mr. Binninger in serving as interim Chief Executive Officer he will continue to serve as a director of the Company but will not qualify as an outside director.

Officer Re-alignments. On July 27, 2007, the Board appointed Philip Lichtenberger as the Company’s Chief Operating Officer, and John Philpott as the Company’s Chief Financial Officer. Mr. Lichtenberger has served as Executive Vice President and Chief Operating Officer of Kreido Labs since 1997 and was appointed as Senior Vice President of Operations and Chief Financial Officer of the Company on January 12, 2007.

Mr. Philpott joined the Company on March 19, 2007 as Vice President and Chief Accounting Officer. From September 2006 until joining the Company, Mr. Philpott served as a Partner with Aegis Advisors, LLC, a private management company. For more than 10 years before joining Aegis Advisors, LLC, Mr. Philpott held the position of CFO, Treasurer and Assistant Secretary with Miravant Medical Technologies, Inc., a publicly held pharmaceutical research and development company engaged in drug and laser light development

New Directors Elected. On July 27, 2007, the Board, by resolution, expanded the size of the Board from three directors to four directors. The Board also appointed Murli Tolaney and Richard Redoglia as members of the Board to fill vacancies on the Board.

Mr. Tolaney currently serves as Chairman of Montgomery Watson Harza, a privately-owned global environmental engineering, management, technology and construction company. Mr. Tolaney joined Montgomery Watson Harza in 1973 as a Senior Engineer and in 1992 became its Chief Executive Officer, a position he held until 2001 when he assumed his current post of Chairman of this 130 office worldwide, 6,000 employee firm.

Mr. Redoglia currently serves as Executive Director of Global Energy Horizons, a strategic investment firm focused on businesses within the energy industry. Prior to joining Global Energy Horizons in 2003, Mr. Redoglia served as Director Global Futures Group for ABN AMRO Inc. from 2000 to 2002. During a 15-year tenure with Merrill Lynch, Mr. Redoglia served in various positions of increasing responsibility including Director of the Energy Commodity Group.

Outside Director Compensation Program Adopted. On July 27, 2007, the Board adopted the Outside Director Compensation Program. Under this program each outside director will be paid, in equal quarterly installments, an annual retainer of $20,000, and meeting fees of $1,000 for board meetings ($500 for committee meetings) attended in person and $500 for board meetings ($250 for committee meetings) attended by telephone, not to exceed $1,000 if multiple meetings are attended in person on a given day. In addition, each outside director will receive (a) 2,500 shares of Company common stock upon his or her first election or appointment on or after the date of adoption of the Outside Director Compensation Program and (b) annual option grants to purchase 25,000 shares of Company common stock. Option grants will occur on October 15 of each calendar year beginning October 15, 2007. The number of shares of common stock included in an annual option grant will be reduced by the number of shares of common stock included in option grants to the applicable outside director, in any capacity, within the 12 months preceding the October 15 grant date. Options granted to outside directors under the Outside Director Compensation Program will vest in two equal installments of six months each, provided that the outside director is serving as a director of the Company on the vesting date. Options will be granted at the closing bid price on the Company common stock on the date of grant and will have terms of 10 years from the date of grant. Outside director options will be granted from the shares reserved for issuance under the Company’s 2006 Equity Incentive Plan. The Chairperson of the Board of Directors may receive additional compensation to be determined by the other directors.

Item 8.01 Other Events

On July 27, 2007, the Company issued a press release announcing the resignation of Joel A. Balbien as the Company’s Chief Executive Officer and as a director of the Company, as well as the appointments of G.A. Ben Binninger as interim Chief Executive Officer, Philip Lichtenberger as Chief Operating Officer and John M Philpott as Chief Financial Officer. The press release also announced the election of. Messrs. Murli Tolaney and Richard Redoglia to the Board. A copy of the press release is attached hereto as Exhibit 99.1. The information contained in Item 8.01 to this Form 8-K, including the exhibit, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and the information shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits

Exhibit Number    Exhibit

10.1	Separation Agreement and General Release dated July 27, 2007 by and between Kreido Biofuels, Inc. and Joel Balbien

10.2	Executive Employment Agreement dated July 27, 2007 by and between Kreido Biofuels, Inc. and G. A. Ben Binninger

10.3	Kreido Biofuels, Inc. Outside Director Compensation Program adopted July 27, 2007

99.1	Press release of Kreido Biofuels, Inc. issued July 27, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized

KREIDO BIOFUELS, INC.
Date: July 30, 2007	By:	/s/ John M. Philpott
		Name:	John M. Philpott
		Its:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number    Exhibit

10.1	Separation Agreement and General Release dated July 27, 2007 by and between Kreido Biofuels, Inc. and Joel Balbien

10.2	Executive Employment Agreement dated July 27, 2007 by and between Kreido Biofuels, Inc. and G. A. Ben Binninger

10.3	Kreido Biofuels, Inc. Outside Director Compensation Program adopted July 27, 2007

99.1	Press release of Kreido Biofuels, Inc. issued July 27, 2007

Exhibit 10.1
SEPARATION AGREEMENT AND GENERAL RELEASE
THIS SEPARATION AGREEMENT AND GENERAL RELEASE (hereinafter “Agreement”) is made and entered into by and between Joel Balbien, Ph.D., an individual and resident of California (hereinafter
“Balbien”) and Kreido Biofuels, Inc., a Nevada corporation (hereinafter “Kreido” or the “Company”).
RECITALS
A. Balbien has been employed as a corporate officer of Kreido under that certain employment agreement made, entered into and effective as of November 1, 2006 (the “Balbien Employment Agreement”).
B. Pursuant to the provisions of Section 1 of the Balbien Employment Agreement, Balbien and the Company mutually have elected not to renew the Balbien Employment Agreement effective July 26, 2007 (“Termination Date”).
C. The Parties mutually have agreed to waive the written 90-day notice of non-renewal that each is otherwise entitled to under Section 1 of the Balbien Employment Agreement.
D. Pursuant to Section 10 of the Balbien Employment Agreement, on the Effective Date as defined in Section 29 below, Balbien will have vested options to purchase 301,346 shares of Kreido common stock at $1.35 per option (the “Options”).
E. Although no known disputes currently exist between Balbien and Kreido, Balbien and Kreido wish permanently to resolve any and all disputes that could arise out of Balbien’s employment with the Company and the cessation of that employment.
NOW, THEREFORE, in consideration of the execution of this Agreement and the mutual covenants contained in the following paragraphs, and for other good and valuable consideration, Kreido and Balbien agree as follows:
1. INCORPORATION OF RECITALS. The Recitals and identification of the parties to, and beneficiaries of, this Agreement are incorporated by reference as though fully set forth herein.
2. NO ADMISSION OF LIABILITY. The parties agree that this Agreement, and the performance of the acts required by it, do not constitute an admission of liability, culpability, negligence or wrongdoing on the part of anyone, and will not be construed for any purpose as an admission of liability, culpability, negligence or wrongdoing by any party and/or by any party’s current, former or future parents, subsidiaries, related entities, predecessors, successors, officers, directors, shareholders, agents, employees and assigns.
3. CESSATION OF EMPLOYMENT. Balbien hereby acknowledges that he resigned from his employment, all officer positions within Kreido and his position as a director on Kreido’s Board of Directors effective July 26, 2007.
4. WAGES, EXPENSES AND VACATION TIME PAID. On or before July 31, 2007, Kreido will pay Balbien all of his wages through July 31, 2007 and his accrued and unused Paid Time Off including vacation time (PTO) through October 31, 2007. As of the Termination Date, Kreido has paid Balbien for his out of pocket expenses, with the sole exception of Balbien’s cell phone invoice for the month of July, 2007, for which Kreido will reimburse Balbien promptly after he forwards the invoice to Kreido upon his receipt of it in August, 2007. Once Kreido makes these payments, and other payments referenced in this Agreement, Balbien acknowledges and agrees that he will not be owed any wages, expenses or benefits by Kreido in connection with his employment.

5. CONSIDERATION TO BALBIEN.
(A) SEVERANCE. Kreido agrees that on the Effective Date, it will commence paying severance to Balbien. The severance shall equal, in the aggregate, the gross sum of $150,000.00 (representing nine months’ base salary), less all applicable withholding taxes (“Severance Payments”). Severance Payments shall be made as follows: (1) On the Effective Date, Kreido will make a lump sum payment to Balbien of $50,000, less all applicable withholding taxes; (2) Commencing on the Company’s first regular payroll date following the Effective Date, the Company will begin making semi-monthly Severance Payments of $8,333.33 each, less all applicable withholding taxes (“Semimonthly Severance Payments”), and will continue making such Semi-monthly Severance Payments on the Company’s regular payroll dates until six Semi-monthly Severance Payments have been made; (3) On November 1, 2007, the Company will make a lump sum payment to Balbien of $50,000, less all applicable withholding taxes. Balbien agrees and acknowledges that the Severance Payments are made by Kreido in consideration of the general release, the knowing waiver of employment-related claims and all other covenants given by Balbien pursuant to this Agreement.
(B) BONUS. Pursuant to Section 6(b) of the Employment Agreement, Kreido agrees to pay Balbien $49,000.00 upon the execution of this Agreement (the “Bonus”). The Bonus will be paid as follows: (1) $37,500 on the Effective Date; and (2) $11,500 on November 1, 2007.
(C) REPURCHASE OF OPTIONS. On the Effective Date, Kreido will repurchase the Options from Balbien for $1,000.00.
(D) REFERENCE LETTER. Kreido agrees to provide Balbien with a favorable reference letter signed by the Chair of Kreido’s Board of Directors, which Balbien may use in his future employment endeavors. A senior executive officer of Kreido will provide oral references consistent with the letter to Balbien’s prospective employers upon provision of written authorization from Balbien at the time such references are requested.
(E) CONTINUATION OF HEALTH BENEFITS. The Company’s group health and dental insurance for Balbien and his dependents will continue through August 31, 2007. In addition, the Company agrees to continue to reimburse Balbien pursuant to its Benelect program for the out-of-pocket health and dental expenses incurred by Balbien and his dependents through August 31, 2007, upon submission by Balbien of appropriate documentation supporting such out-of-expenditures. The Company will promptly provide Balbien with written materials which describe his rights to continue his and his dependents’ participation in Kreido’s group healthcare plans pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) commencing September 1, 2007. If Balbien timely elects to continue his and his dependents’ participation in such plans pursuant to the provisions of COBRA, Kreido will issue checks to Balbien payable to the COBRA administrator to pay the cost of Balbien’s COBRA premiums on behalf of Balbien and his participating dependents for each of the months of September and October 2007 (the “Coverage”) upon the provision to Kreido by Balbien of a copy of the invoice from the COBRA administrator documenting the premium that is due for the Coverage. Continued participation after October 2007 shall be at Balbien’s expense. Nothing herein shall limit the right of Kreido to change the provider and/or the terms of its group healthcare plans for its employees at any time hereafter.
6. COOPERATION PERIOD. Balbien agrees to make himself available on or before October 31, 2007 to a reasonable extent when requested by the Company, consistent with Balbien’s other obligations, to assist and cooperate with the Company in connection with matters related to the business and affairs of the Company.

7. NONSOLICITATION. For two years from the Termination Date (the “Restricted Period”), Balbien shall not in any capacity, directly or indirectly, solicit or take any other action which is intended to induce any Kreido employee to terminate his or her employment with the Company. Nothing contained herein shall be construed to prevent Balbien from competing with Kreido.
8. PRIOR AGREEMENTS SUPERSEDED. With the exception of the Non-disclosure Agreement signed by Balbien (“NDA”), the Kreido Biofuels, Inc. Indemnity Agreement dated May 3, 2007, the 2006 Equity Incentive Plan and the Kreido Biofuels, Inc. Lock-up Agreement (collectively the “Surviving Agreements”), all prior agreements or understandings between the parties, including without limitation the Balbien Employment Agreement, are superseded and are of no further force and effect. The foregoing notwithstanding, the following sections of the Balbien Employment Agreement are not superseded and do remain in full force and effect: Sections 13 and 14(b)(4). Balbien understands and agrees that all of the terms of the NDA remain in force and he agrees to maintain the confidentiality of non-public information concerning Kreido pursuant to that NDA and Section 13 of the Balbien Employment Agreement. In the event any provision of any of the Surviving Agreements shall be deemed to conflict with this Agreement, this Agreement shall be deemed the controlling document.
9. NONDISPARAGEMENT. The Parties agree that hereafter, they will not, either directly or indirectly, make any defamatory, negative or denigrating comments of any type or nature whatsoever about each other. Balbien additionally agrees that he will not, either directly or indirectly, make any defamatory, negative or denigrating comments of any type or nature whatsoever about Kreido’s employees, officers, agents, consultants, affiliates, investors or business partners to anyone. Truthful testimony compelled by legal process or in the context of enforcing the terms of this Agreement or other rights, powers, privileges or claims not released by this Agreement shall not be considered a violation of this provision by either party. Kreido agrees to inform its executive officers, board members and board advisors promptly of Kreido’s duty of nondisparagement under this Section 9, and to direct each of them individually not to disparage Balbien to any other individual or entity, including without limitation Balbien’s prospective employers.
10. GENERAL RELEASE. (a) Balbien for himself, his heirs, executors, administrators, assigns and successors, fully and forever releases and discharges Kreido and each of its current, former and future officers, directors, employees, agents, constituents, affiliates, parents, subsidiaries, employee benefit plans and their fiduciaries, predecessors, successors, officers, directors, agents, employees and successors and assigns (collectively, “Kreido Releasees”), with respect to any and all claims, liabilities and causes of action, of every nature, kind and description, in law, equity or otherwise, which have arisen, occurred or existed at any time prior to the signing of this Agreement, including, without limitation, any and all claims, liabilities and causes of action arising out of or relating to Balbien’s employment with Kreido and the cessation of that employment.
(b) Kreido for itself, its affiliates, assigns and successors, fully and forever releases and discharges Balbien and each of his heirs, executors, administrators, assigns and successors (collectively, “Balbien Releasees”), with respect to any and all claims, liabilities and causes of action, of every nature, kind and description, in law, equity or otherwise, which have arisen, occurred or existed at any time prior to the signing of this Agreement, including, without limitation, any and all claims, liabilities and causes of action arising out of or relating to Balbien’s employment with Kreido under the Balbien Employment Agreement and the cessation of that employment, as well as Balbien’s prior service as Interim CEO beginning in October 2005 and his service as a director of Kreido and its predecessor entities.

11. KNOWING WAIVER OF EMPLOYMENT-RELATED CLAIMS. Balbien understands and agrees that, with the exception of potential employment-related claims specifically identified below, he is waiving any and all rights he may have had, now has, or in the future may have, to pursue against any of the Kreido Releasees any and all remedies available to him under any employment-related causes of action, including without limitation, claims of wrongful discharge, breach of contract, breach of the covenant of good faith and fair dealing, fraud, violation of public policy, defamation, discrimination, personal injury, physical injury, emotional distress, claims for severance (except as provided for in this Agreement), claims for benefits or perquisites of employment (including stock options), claims under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act, the Americans With Disabilities Act, the Federal Rehabilitation Act, the Family and Medical Leave Act, the California Fair Employment and Housing Act, the California Family Rights Act, the Equal Pay Act of 1963, the provisions of the California Labor Code and any other federal, state or local laws and regulations relating to employment, conditions of employment (including wage and hour laws) and/or employment discrimination. Claims not covered by the release provisions of this Agreement are (i) claims for unemployment insurance benefits, (ii) claims under the California Workers’ Compensation Act, and (iii) for indemnification of Balbien pursuant to the California Labor Code and other applicable provisions of California law.
12. WAIVER OF CIVIL CODE SECTION 1542. Each party expressly waives any and all rights and benefits conferred upon it by Section 1542 of the Civil Code of the State of California, which states as follows:
“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”
Each party expressly agrees and understands that the Release given by it pursuant to this Agreement applies to all unknown, unsuspected and unanticipated claims, liabilities and causes of action which he may have against the other party, any of the Kreido Releasees or any of the Balbien Releasees.
13. SEVERABILITY OF RELEASE PROVISIONS. Each party agrees that if any provision of the release given by it under this Agreement is found to be unenforceable, it will not affect the enforceability of the remaining provisions and the courts may enforce all remaining provisions to the extent permitted by law.
14. DISPUTE RESOLUTION: MEDIATION BEFORE ARBITRATION. (a) Arbitrable Disputes. To the fullest extent allowed by law, any controversy, claim, or dispute between Balbien and Kreido (and/or any of its directors, shareholders, officers, Executives, representatives or agents) relating to or arising out of Balbien’s employment or this Agreement (“Arbitrable Dispute”) will be submitted to final and binding arbitration in Los Angeles County, California pursuant to the Mutual Agreement to Arbitrate Claims, which is attached hereto and incorporated herein by reference. (b) Mediation Before Arbitration. The foregoing provisions regarding Arbitration notwithstanding, before any Arbitrable Dispute is submitted to arbitration, the Parties agree to mediate such dispute in good faith with a professional mediator who is also a licensed attorney experienced in the area of employment law. If the parties cannot agree on the choice of a mediator, each party shall select a mediator, the two of whom will then select a third mediator who alone will conduct the mediation. In the event one party makes a demand on the other for mediation to which such party fails to respond for a period of thirty days, the party demanding mediation may then submit the dispute directly to Arbitration pursuant to the Mutual Agreement to Arbitrate Claims.

15. PROMISE TO REFRAIN FROM ASSISTING IN SUIT OR ADMINISTRATIVE ACTION. Each party promises and agrees that it shall not advocate or incite the institution of, or assist or participate in, any suit, complaint, charge or administrative proceeding by any other person against the other party hereto, any of the Kreido Releasees or any of the Balbien Releasees, unless compelled by legal process to do so.
16. PRESS RELEASES. Balbien understands that following the execution of this Agreement, the Company shall issue one or more press releases concerning its and Balbien’s joint decision not to renew the Balbien Employment Agreement (“Press Releases”). The parties shall cooperate and use their best efforts to create Press Releases containing only content that is mutually acceptable to them (“Acceptable Content”). Balbien shall not issue a Press Release independent of the Company without the Company’s prior written consent. The parties shall endeavor to restrict their comments to the Press Releases. If either party shall determine that a statement in a Press Release may misstate a material fact or omit to state a material fact necessary to make the statements made therein not misleading, he or it shall immediately notify the other party and the parties shall work together to promptly issue a corrective statement, if necessary.
17. PROMISE TO MAINTAIN CONFIDENTIALITY OF KREIDO’S CONFIDENTIAL INFORMATION. Balbien acknowledges that due to the position he has occupied and the responsibilities he has had at Kreido, he has received confidential information concerning Kreido’s trade secrets, products, research and development, customers, sales, prices, contracts, and the like. Balbien hereby promises and agrees that, unless compelled by legal process, he will not disclose to others and will keep confidential all information he has received while employed by Kreido concerning, without limitation, Kreido’s products and procedures, its research and development, the identities of Kreido’s customers, suppliers, Kreido’s sales, Kreido’s prices, the terms of any of Kreido’s contracts with third parties, and the like (“Confidential Information”). Balbien agrees that a violation by him of the foregoing obligation to maintain the confidentiality of Kreido’s Confidential Information will constitute a material breach of this Agreement and the NDA.
18. RETURN OF KREIDO PROPERTY. Balbien represents and warrants that as of the Termination Date, he has returned to Kreido all Confidential Information and other Company property within his possession including, without limitation, Company computers, electronic data, cellphones, Blackberrys and keys. The foregoing notwithstanding, the Company agrees that Balbien may keep the Company laptop computer and cellphone that Balbien used during his employment by Kreido.
19. INTEGRATED AGREEMENT. The parties acknowledge and agree that no promises or representations were made to them which do not appear written herein and that this Agreement contains the entire agreement of the parties on the subject matter thereof. The parties further acknowledge and agree that parol evidence shall not be required nor allowed to interpret the intent of the parties.
20. VOLUNTARY EXECUTION. The parties hereby acknowledge that they have read and understand this Agreement and that they sign this Agreement voluntarily and without coercion.
21. WAIVER AMENDMENT AND MODIFICATION OF AGREEMENT. The parties agree that no waiver, amendment or modification of any of the terms of this Agreement shall be effective unless in writing and signed by all parties affected by the waiver, amendment or modification. No waiver of any term, condition or default of any term of this Agreement shall be construed as a waiver of any other term, condition or default.

22. REPRESENTATION BY COUNSEL. The parties acknowledge that they have had the opportunity to be represented in negotiations for the preparation of this Agreement by counsel of their own choosing, and that they have entered into this Agreement voluntarily, without coercion, and based upon their own judgment and not in reliance upon any representations or promises made by the other party or parties or any attorneys, other than those contained within this Agreement. The parties further agree that if any of the facts or matters upon which they now rely in making this Agreement hereafter prove to be otherwise, this Agreement will nonetheless remain in full force and effect.
23. CALIFORNIA LAW. The parties agree that this Agreement and its terms shall be construed under California law.
24. DRAFTING. The parties agree that this Agreement shall be construed without regard to the drafter of the same and shall be construed as though each party to this Agreement participated equally in the preparation and drafting of this Agreement.
25. COUNTERPARTS AND FACSIMILE SIGNATURES. This Agreement may be signed in counterparts and said counterparts shall be treated as though signed as one document. Facsimile signatures on this Agreement shall be treated as original signatures.
26. HEADINGS ARE NOT CONTROLLING. The headings used in this Agreement are for the purpose of organization only and are not intended to inform, alter or control the terms of this Agreement.
27. PERIOD TO CONSIDER TERMS OF AGREEMENT. Balbien acknowledges that this Agreement was presented to him on July 26, 2007 and that he is entitled to have 21 days’ time in which to consider the terms of this Agreement. Balbien acknowledges that he has had the opportunity to obtain the advice and counsel from the legal representative of his choice and that he executes this Agreement having had sufficient time within which to consider its terms. Balbien represents that if he executes this Agreement before 21 days have elapsed, he does so voluntarily and waives any remaining consideration period.
28. REVOCATION OF AGREEMENT. Balbien understands that after executing this Agreement, he has the right to revoke it within seven (7) days after his execution of it. Balbien understands that this Agreement will not become effective and enforceable unless the 7-day revocation period passes and Balbien does not revoke the Agreement in writing. Balbien understands that this Agreement may not be revoked after the 7- day revocation period has passed. Balbien understands that any revocation of this Agreement must be made in writing and received by Kreido’s attorney, Susan Keenberg at 1217 Acacia Avenue, Torrance, California 90501, Facsimile 310-783-0111 within the seven-day period.
29. EFFECTIVE DATE. This Agreement shall become effective and binding upon the parties eight (8) days after Balbien’s execution thereof (“Effective Date”), so long as he has not revoked it within the time period and in the manner specified in paragraph 28 above.
30. INTEREST AND COSTS; ATTORNEYS’ FEES. In the event of any legal proceeding, litigation or alternative dispute resolution process (including arbitration as specified in Section 14) between the Parties respecting or arising out of this Agreement, the substantially prevailing party shall be entitled to recover his or its reasonable attorneys’ fees and other costs in connection therewith, including, without limitation, any attorneys’ fees incurred after a judgment has been entered by an arbitrator or court of competent jurisdiction; provided, however, that if a party files any legal proceeding, litigation or demand for arbitration without first making a request for mediation pursuant to Section 14, that party shall not be entitled to attorneys’ fees and other costs regardless whether such party would have been entitled to those attorneys’ fees and costs hereunder or by operation of law.
31. NOTICES. All notices, statements and other documents that any party is required or desires to give to the other party hereunder shall be given in writing and shall be served in person, by express mail, by certified mail, by overnight delivery or by facsimile at the respective addresses of the parties as set forth below, or at such other addresses as may be designated in writing by such party in accordance with the terms of this Section 31.

If to Kreido:	Kreido Biofuels, Inc.	With a copy to:	Susan Keenberg, Esq.
	1140 Avenida Acaso,		Law Office of Susan Keenberg
	Camarillo, California 93012		1217 Acacia Avenue
	Attention: Betsy Wood Knapp, Chair		Torrance, California 90501
	Fax: (805) 384-0989		Fax: (310) 783-0111

If to Balbien:	Joel Balbien	With a copy to:	Frank Melton, Esq.
	INFORMATION ON FILE		Rutter, Hobbs & Davidoff, Inc.
1900 Ave. of the Stars, #1700
Los Angeles, CA 90067
Fax: (310) 286-1728
Delivery shall be deemed conclusively made (i) at the time of service, if personally served, (ii) when deposited in the United States mail, properly addressed and postage prepaid, if delivered by express mail or certified mail, (iii) upon deposit with the private overnight deliverer, if served by overnight delivery, and (iv) at the time of electronic facsimile transmission (as confirmed in writing), provided a copy is mailed within twenty-four (24) hours after such transmission.

Dated:
Joel Balbien, Ph.D.

Kreido Biofuels, Inc.

Dated:
Betsy Wood Knapp, Chair of the Board of Directors

MUTUAL AGREEMENT
TO
ARBITRATE CLAIMS
This Agreement is between Kreido Biofuels, Inc. (“Company”) and Joel Balbien (referred to as “I” or “me”) related to that certain Separation Agreement and General Release of even date herewith (“Separation Agreement”). By entering into this Agreement, both the Company and I anticipate that we will benefit by resolving any disputes that may arise related to my previous employment with the Company or the Separation Agreement through binding arbitration.
Arbitration is a fair and impartial procedure that in most cases is faster and less expensive than civil litigation. References to “the Company” in this Agreement include Kreido Biofuels, Inc., its parents, subsidiaries, shareholders, partners, directors, and all affiliates of Kreido Biofuels, Inc., together with all benefit plans of Kreido Biofuels, Inc. and the sponsors, fiduciaries and administrators of such benefit plans.
Claims Covered by This Agreement: Except as described in the next paragraph, this Agreement applies to all disputes between the Company and me, all claims the Company may have against me, and all claims I may have against the Company or its agents arising out of my employment with the Company, the termination of my employment and the Severance Agreement and General Release between me and the Company (referred to as Claims). This Agreement will apply to Claims asserted during my employment with the Company or after it has ended. Claims covered by this Agreement include but are not limited to: claims for breach of express or implied contract or covenant; claims for the commission of any intentional or negligent tort; claims for violation of any federal, state or local law, ordinance, regulation or rule; claims for wages, benefits or other compensation due; claims for wrongful termination, demotion or disciplinary action; and claims of discrimination or harassment under the Fair Employment and Housing Act and Title VII of the Civil Rights Act, as amended.
Claims Not Covered by This Agreement: This Agreement does not apply to the following claims: Claims for worker’s compensation or unemployment compensation benefits; Claims or charges before any administrative agency having jurisdiction of the Claim, if private dispute resolution procedures cannot be compelled as to such Claim; or Claims for benefits under a benefit plan which has a claim procedure inconsistent with this Agreement.
Exclusive Remedy: All Claims must be resolved according to the procedures in this Agreement, and not otherwise except for the provision for Mediation before Arbitration as provide in the Separation Agreement and General Release between me and the Company of even date herewith (the “Separation Agreement”). Neither the Company nor I will file or prosecute any lawsuit or administrative action in any way related to any Claim, except as expressly permitted by this Agreement and the Separation Agreement. Either the Company or I may bring an action in any court of competent jurisdiction to compel arbitration under this Agreement. The parties understand and agree that they are waiving any right to a jury trial by entering into this Agreement.

Arbitration: All Claims must be resolved through final and binding arbitration. The arbitrator must be a neutral arbitrator chosen by the parties. Arbitration will take place at a location determined by the arbitrator in Ventura County or Los Angeles County, California. The arbitration will be administered in compliance with (a) the Federal Arbitration Act, U.S. Code, Tit. 9, § 1 et seq., California Arbitration Act, or such other state or federal law as may be adopted, (b) the procedures set forth below and, (c) to the extent not inconsistent with such procedures, the then existing AAA California Employment Dispute Resolution Rules. Any dispute about the interpretation, applicability, enforceability or validity of this Agreement, or whether any issue is subject to arbitration under this Agreement, will be determined by the arbitrator.
Arbitration Procedures; Discovery:
5.1 A deposition is a chance for each party to ask questions of a witness, and the witness must answer the questions under oath, with a court reporter present. Each party may take the deposition of the opposing party (which, with respect to the Company, means the Company’s CEO or CFO or one other person under such party’s control, and any expert witness(es) designated by the opposing party. Additional depositions may be ordered by the arbitrator. At or before the final Arbitration Management Conference, each party will provide the other with copies of all non-privileged documents in their possession or control which they intend to introduce as exhibits at the hearing or on which they rely to support their positions.
5.2 Interrogatories, Requests to Produce, and Requests to Admit are written methods that the parties may use to learn about the other party’s case. These discovery methods will be allowed in the manner permitted under California Arbitration Act, Calif. Code of Civil Proc. § 1283.05.
5.3 The arbitrator may rule on pre-hearing disputes and hold such pre-hearing conferences by telephone or in person as he or she may determine. Either party may make motions to dismiss, for summary judgment and/or for summary adjudication of issues.
5.4 Either party may submit, or the arbitrator may order either or both parties to submit, a brief before the arbitration hearing. Either party, at its own expense, may arrange for a court reporter to provide a stenographic record of proceedings at the hearing. The arbitrator will apply the substantive law and the law of remedies of the State of California or the United States, as applicable to the Claims.
5.5 After the end of the arbitration hearing, either party may file a post-hearing brief within a time set by the arbitrator.
5.6 The arbitrator shall issue a written award, which shall include a statement of the essential findings and conclusions on which the award is based. The award will be final and binding on the parties to the arbitration. The arbitrator’s award may be reviewed by a court of competent jurisdiction.
Arbitration Costs: the Company will pay the costs of arbitration, including reasonable fees imposed by the AAA and the arbitrator. I will be responsible for the costs of discovery initiated by me or on my behalf, any depositions noticed by me or on my behalf, expert witnesses retained by me or on my behalf and for any out-of-pocket expenses incurred by me or on my behalf.

Legal Representation: In any arbitration under this Agreement, both the Company and I may be represented by legal counsel of our own choosing. Each of us will be responsible for the fees of our own counsel, provided that an arbitrator shall award attorneys’ fees to the prevailing party under any applicable statute or the Separation Agreement. This provision for the award of attorneys’ fees is subject to the provisions of the Separation Agreement requiring Mediation before Arbitration.
Integrated Agreement; Amendment: This Agreement contains the final and complete expression and understanding between the Company and me with respect to the subjects covered hereby. This Agreement cannot be amended or modified except in writing, signed by an authorized representative of Kreido Biofuels, Inc. and by me.
Severability: If any provision of this Agreement is held invalid, in whole or part, such invalidity will not affect the remainder of such provision or the remaining provisions of this Agreement.
Headings: The headings in this Agreement are inserted for convenience only and do not affect the meaning or interpretation of this Agreement or any provision hereof.
Successors and Assigns: This Agreement will be binding upon, and inure to the benefit of, the Company, me and our respective heirs, executors, administrators, representatives, successors and assigns.
Governing Law: I acknowledge that the Company is engaged in interstate commerce and that this Agreement is covered by the provisions of the Federal Arbitration Act. This Agreement is to be construed, and the rights and obligations of the parties hereunder determined, in accordance with the laws of the United States and the State of California.
IMPORTANT
I agree that I have been given a reasonable opportunity to read this Agreement carefully, I have read it, I understand it and I am signing it voluntarily. I have not been promised anything for signing it that is not described in this Agreement and the Separation Agreement. The Company encouraged me to discuss this Agreement with my legal advisor if I wished before signing it and I have had it reviewed by legal counsel of my choosing.

Kreido Biofuels, Inc.		Employee

Signature:		Signature:

Print Name:	Betsy Wood Knapp	Print Name:	Joel Balbien, Ph.D.

Print Title:	Chair of the Board	Date:

Date:

Exhibit 10.2
Employment Agreement
This employment agreement (“Agreement“) is effective as of July 26, 2007 (“Effective Date”), by and between Kreido Biofuels, Inc., a Nevada corporation located at 1140 Avenida Acaso, Camarillo, California 93012 and Kreido’s wholly-owned subsidiary, Kreido Laboratories, Inc. (collectively “Kreido” or the “Company”) and George A. “Ben” Binninger, an individual (“Executive”).
Recitals
A. The Company is desirous of engaging Executive’s services on a part-time basis as interim chief executive officer (“Interim CEO”) on the terms and conditions set forth in this Agreement; and
B. Executive is desirous of accepting such part-time interim employment, title, and attendant responsibilities on the terms and conditions set forth in this Agreement.
Now, therefore, in consideration of the foregoing and good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties agree as follows:
Terms and Conditions
1.	Executive’s Duties; Title; Location. As of the Effective Date, Executive is employed as Kreido’s Interim CEO under the terms and conditions below. Executive shall do and perform all services, acts, or things necessary or advisable to manage and conduct the business of the Company which are normally associated with the position of CEO. However, at all times during his employment, Executive shall be subject to the direction and policies from time to time established by the Board of Directors (the “Board”).

2.	Term and Termination. It is the expectation of the parties that Executive’s tenure as Interim CEO will be approximately 90 to 120 days. The foregoing notwithstanding, the Company’s employment of Executive as Interim CEO shall commence on July 26, 2007 and shall continue for an indefinite period of time to be determined at the sole discretion of the Board (the “Interim Period”). The Parties understand and agree that upon two (2) days’ written notice from the Board to the Executive of the conclusion of the Interim Period, Executive’s employment by the Company shall terminate effective the last day of the Interim Period. Notwithstanding anything contained herein to the contrary, the Parties agree Executive is an at-will employee and either Party may terminate Executive’s employment under this Agreement at any time, with or without cause upon two (2) days’ notice.

3.	Hours. Executive shall provide his services to Company on a half-time basis, which the parties agree will be an average of 2.5 days per week, unless Executive, in his sole discretion, determines additional time is necessary. Executive shall work at Kreido’s Camarillo, California, office or such other location as Kreido deems appropriate; provided, however, that Executive shall not be required routinely to provide services outside of a reasonable commuting distance from the current Camarillo office except when traveling on Kreido business.

4.	Compensation.
4.1 Base Salary. Executive shall receive an annual base salary of $140,000.00 in accordance with Kreido’s regular payroll practices. Such salary shall be prorated for any partial year of employment on the basis of a 365-day fiscal year. Executive agrees to waive all compensation to which Executive would otherwise be entitled as a director of the Company and for serving on committees and sub-committees of the Company’s board of directors during the Interim Period, .

4.2 Stock Options. Executive shall be entitled to participate in the Kreido Biofuels 2006 Equity Incentive Plan (“Plan”). Executive’s participation in the Plan shall be governed by the terms and conditions set forth in the applicable Plan documents. Capitalized words not defined in this Agreement but used in this Section shall have the meanings ascribed to them in the Plan.
4.2 (a)	Grant of Options. On the Effective Date, the Company will grant Executive an option to purchase 125,000 shares of the Company’s common voting stock under the Plan (the “Options”). Subsequently, the Executive shall be eligible for such additional grants of options and other permissible grants (collectively “Awards”) under the Plan as the Compensation Committee of the board of directors of the Company shall determine in its absolute discretion.

4.2 (b)	Option Exercise Price; Term. The per share exercise price of the Option shall be the closing bid price per share of Company common stock on the date of grant. The Term of the Option shall be ten years from the date of grant.

4.2 (c)	Vesting and Exercise. The Options shall vest and be exercisable as follows: (A) 50,000 options shall vest upon signing of this Employment Agreement (“Signing Grant”); (B) 50,000 options shall vest in four equal installments of 12,500 options at the conclusion of each month of employment the Executive completes with the Company beginning with the month of August, 2007 (“Monthly Installments”) up to a maximum of four Monthly Installments; and (C) the remaining 25,000 options shall vest in two equal installments of 12,500 options each on April 15, 2008 and October 15, 2008 if the Executive is employed by the Company or is a member of the Company’s board of directors on those dates. All vested options shall remain exercisable for ten years from the date of the Grant.

4.2 (d)	Lock-Up Agreement. The Executive shall enter into a Lock-Up Agreement with the Company in the form attached hereto as Exhibit B. During any period that Executive is precluded by the Lock-Up Agreement from exercising the Option granted to Executive in Section 4.2(a), then the exercise period in Section 4.2(b) will be extended by the amount of time during which Executive could not exercise the Option, but in no event beyond ten years from the date of grant.

4.2 (e)	Payment. The full consideration for shares purchased by the Executive upon exercise of the Option shall be paid: (a) by delivery of a certified check payable to the order of the Company; (b) by delivery and attestation of Mature Shares (valued at their Fair Market Value on the date of delivery) or (c) by delivery of a properly executed exercise notice with irrevocable instructions to a broker to deliver to the Company the amount necessary to pay the exercise price from the sale of proceeds of a loan from the broker with respect to the sale of such award or a broker loan secured by Mature Shares.
4.3 Expense Reimbursement. Kreido shall reimburse Executive for all ordinary and necessary expenses reasonably incurred by Executive on Kreido’s behalf (“Business Expenses”). Executive shall provide Kreido with documentation for all Business Expenses at the time reimbursement is requested. In the event it is necessary for Executive to travel on
Kreido’s behalf, Executive shall be entitled to fly and have travel accommodations on the same level as Kreido’s other most senior management Executives.

4.4 Completion Payment. Executive shall be entitled to a completion payment in an amount to be determined by the Board of Directors of the Company in its sole discretion, but not to exceed $25,000, at the date Executive’s employment is terminated by the Company.
5.	Proprietary Covenants of Executive.
5.1 No Conflicts Of Interest. Executive acknowledges that he is bound to use good judgment, to adhere to the highest ethical standards, and to avoid situations that create an actual, potential, or apparent conflict of interest. Executive warrants and represents to Kreido that he is currently unaware of any actual, potential, or apparent conflicts of interest. He also agrees to immediately disclose to the Chairperson of Kreido any and all actual, potential, or apparent conflicts of interest, should they later arise. In addition, Executive covenants to Kreido that for so long as he is employed by the Company, he shall inform the Company of each and every business opportunity presented to the Executive that reasonably could be feasible for the Company to undertake in the areas of biofuels technology, supply, facilities, equipment, production, sales, or services, and that he will not, directly or indirectly, exploit any such opportunity for his own account or the account of any third party. Nothing contained in this Section 5.1 shall be construed to prevent Executive from operating the consulting business in which he now is engaged.
5.2 Covenant Not to Use or Disclose Confidential Information.
5.2.1	Definition of Confidential Information. For purposes of this Agreement, the term Confidential Information means all and any confidential information and/or trade secrets of Kreido and its affiliates, including without limitation, scientific discoveries, recipes, formulations, information encompassed in all advertising and marketing plans, customer lists, costs, pricing information, information concerning software and all concepts or ideas, in or reasonably related to the business of Kreido as well as business and financial information of Kreido’s customers and business partners that has been disclosed to Kreido on a confidential basis (“Confidential Information”). Confidential Information shall not include any Kreido information that has been voluntarily disclosed to the public by Kreido, independently developed and disclosed by others, or otherwise enters the public domain through lawful means.

5.2.2	Non-disclosure of Confidential Information. During his employment and after the termination of his employment, Executive shall regard and preserve as confidential all Confidential Information that has been or may be obtained by Executive in any way by reason of Executive’s employment by Kreido. Without the prior and specific written consent of Kreido, or unless ordered to do so by a court order or subpoena, Executive shall not (i) use, publicize, release or disclose Confidential Information to others, either during or after the period of employment, or (ii) take, retain or copy any Kreido executive compensation plans, Executive benefit plans, business plans, customer lists, costs, pricing information, documents, reports, information encompassed in advertising and marketing plans, or other concepts or ideas, in or reasonably related to the business of Kreido. Executive agrees to notify Kreido’s Board of Directors within two (2) business days of receipt of any court order or subpoena that calls for information deemed Confidential under this Agreement and to give Kreido reasonable opportunity to contest the subpoena. The foregoing notwithstanding, nothing contained within this Section 5.2 shall be construed to prevent Executive from using or disclosing the Confidential Information when it is necessary for Executive to do so in the course of conducting his regular employment duties.
5.3 Covenant Not to Interfere With Kreido’s Business Relationships. During his employment and for a period of one (1) year after the termination of his employment, executive shall not, whether for Executive’s own account or for the account of a third-party, solicit or endeavor to entice any Executive, client, customer or vendor of Kreido to end any business and/or contractual relationship with Kreido.
5.4 Ownership and Use of Materials.
5.4.1	Kreido Materials. Executive agrees that all of its executive compensation plans, Executive benefit plans, business plans, advertising plans and marketing materials and other Confidential Information concerning Kreido, its Executives and shareholders, customer lists, costs, pricing information, documents, reports, plans, proposals or other items made or created by Executive during the period of employment or that come into Executive’s possession during the Interim Period (“Kreido Materials”) are the property of Kreido and shall not be used by Executive in any way after the time this Agreement is terminated.

5.4.2	Delivery of Materials. Upon termination of this Agreement, Executive shall promptly deliver to Kreido all “Kreido Materials”. The foregoing notwithstanding, if Executive is still a member of the board of directors of the Company at the end of the Interim Period, Executive may retain those Kreido Materials he acquired in his capacity as a director of the Company and not as the Company’s Interim CEO.
6.	Termination Due to Death or Disability. If Executive dies during the employment, Executive’s employment shall automatically cease and terminate as of the date of Executive’s death. In the event of Executive’s disability for a period of 21 consecutive days during any 30-day period, Company shall thereafter have the right, upon written notice to Executive, to terminate this Agreement, in which case the date of termination shall be the date of such written notice to Executive. As used herein, “disability” means a physical and/or mental disability of Executive that prevents Executive from substantially performing the essential functions of his position even with reasonable accommodation (“Disability”). Company does not currently offer disability insurance to its employees. In the event Company, in its sole discretion, elects to offer such insurance coverage (“Disability Policy”) to its employees at any time in the future, the definition of Disability as used herein automatically shall be modified by the adoption of the definition of disability as used in the Disability Policy.

In the event of the termination of Executive’s employment due to his death or Disability, Executive’s estate and/or Executive shall be entitled to receive: (i) a lump sum cash payment, payable within ten (10) business days after the date of death equal to the sum of any accrued but unpaid salary as of the date of death; and (ii) earned Executive benefits, perquisites and reimbursements described in Section 4 inclusive, if any, as to which Executive may be entitled hereunder or under Executive benefit plans, programs and arrangements of Kreido through the date of death.

7.	Right to Assign. This Agreement shall be assignable only by Kreido.

8.	Miscellaneous Terms.
8.1	Post-Termination Defense of Claims. In the event that Executive and/or Kreido are named as defendants in any legal proceeding arising from the operation of Kreido’s business, Kreido shall defend, indemnify and hold Executive harmless to the full extent required by law. Kreido shall provide Executive with defense counsel of Kreido’s choosing, but who is also reasonably acceptable to Executive. In the event Executive’s interests in the proceeding are adverse to Kreido’s interests, Kreido shall provide Executive with the reasonable costs and fees of an attorney of Executive’s choosing.

8.2	Alternative Dispute Resolution; Mediation Before Arbitration.
8.2.1	Arbitrable Disputes. To the fullest extent allowed by law, any controversy, claim, or dispute between Executive and Kreido (and/or any of its directors, shareholders, officers, Executives, representatives or agents) relating to or arising out of his employment or the termination of that employment (“Arbitrable Dispute”) will be submitted to final and binding arbitration in Los Angeles County, California. Executive agrees to execute the Mutual Agreement to Arbitrate attached hereto as Exhibit “A” and incorporated herein by reference.

8.2.2	Mediation Before Arbitration. The foregoing provisions regarding

Arbitration notwithstanding, before any Arbitrable Dispute is submitted to arbitration, the Parties agree to mediate such dispute in good faith with a professional mediator who is also a licensed attorney experienced in the area of employment law. If the parties cannot agree on the choice of a mediator, each party shall select a mediator, the two of whom will then select a third mediator who alone will conduct the mediation. In the event one party makes a demand on the other for mediation to which such party fails to respond for a period of thirty days, the party demanding mediation may then submit the dispute directly to Arbitration pursuant to the Mutual Agreement to Arbitrate.
9.	General Terms and Conditions.
9.1	Waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any prior or subsequent breach; provided, however, that either party to this Agreement may waive any obligation owed to such party, if such waiver is in writing signed by an authorized signer.

9.2	Integration; Modification. This Agreement constitutes the entire understanding and agreement between Kreido and Executive regarding its subject-matter and supersedes all prior negotiations and agreements between them with respect to its subject-matter whether oral or written. This Agreement may not be modified except by a writing signed by Executive and a duly authorized officer of Kreido.

9.3	Enforceability; Severability. If any provision of this Agreement shall be deemed invalid or unenforceable in whole or in part, such provision shall be deemed to be modified or restricted to the extent and in the manner necessary to render the same valid and enforceable, or shall be deemed excised from this Agreement, as the case may require, and this Agreement shall be construed and enforced to the maximum extent permitted by law as if such provision had been originally incorporated herein as so modified or restricted, or as if such provision had not been originally incorporated herein, as the case may be.

9.4	Binding Effect. All the terms and conditions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

9.5	Descriptive Headings. The paragraph and section headings in this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

9.6	Counterparts and Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all such counterparts together shall constitute but one agreement. Facsimile signatures on this Agreement shall be treated as original signatures.

9.7	Third-Party Beneficiaries. No person shall be a third-party beneficiary of this Agreement and no person other than the parties hereto and their permitted successors and assigns shall receive any of the benefits of this Agreement.

9.8	Applicable Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to conflicts of laws principles.

9.9	Arms Length Agreement. This Agreement has been negotiated at arms length between persons knowledgeable in the matters dealt with herein. Accordingly, any rule of law or any statute, legal decision, or common law principle of similar effect that would require interpretation of any ambiguity in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the Parties hereto.

9.10	Notices. All notices, statements and other documents that any party is required or desires to give to the other party hereunder shall be given in writing and shall be served in person, by express mail, by certified mail, by overnight delivery or by facsimile at the respective addresses of the parties as set forth below, or at such other addresses as may be designated in writing by such party in accordance with the terms of this Section 9.10.

If to Kreido:	Kreido Biofuels, Inc.
1140 Avenida Acaso, Camarillo, California 93012
Attention: Betsy Wood Knapp, Chair of the Board
Telephone: (805) 389-3499 Fax: (805) 384-0989

With a copy to:	Susan Keenberg, Esq.
1217 Acacia Avenue
Torrance, California 90501
Telephone: (310) 783-0999
Fax: (310) 783-0111
If to Executive:	George A. Ben Binninger
INFORMATION ON FILE
Delivery shall be deemed conclusively made (I) at the time of service, if personally served, (ii) when deposited in the United States mail, properly addressed and postage prepaid, if delivered by express mail or certified mail, (iii) upon deposit with the private overnight deliverer, if served by overnight delivery, and (iv) at the time of electronic facsimile transmission (as confirmed in writing), provided a copy is mailed within twenty-four (24) hours after such transmission.

In Witness Whereof, Kreido and Executive have executed this Agreement this 27 day of July, 2007.
This Agreement is subject to an arbitration agreement, which is attached hereto and incorporated herein by reference.

Kreido	Biofuels, Inc.	Executive

By:

	Betsy Wood Knapp, Chair of the Board	George A. Ben Binninger

Exhibit A
MUTUAL AGREEMENT
TO ARBITRATE CLAIMS
This Agreement is between Kreido Biofuels, Inc. (“Company”) and George A. Binninger (referred to as “I” or “me”). While I am employed by the Company or thereafter, disputes may arise between the Company and me related to my employment. By entering into this Agreement, both the Company and I anticipate that we will benefit by resolving these disputes through binding arbitration.
Arbitration is a fair and impartial procedure that in most cases is faster and less expensive than civil litigation. References to “the Company” in this Agreement include Kreido Biofuels, Inc., its parents, subsidiaries, shareholders, partners, directors, and all affiliates of Kreido Biofuels, Inc., together with all benefit plans of Kreido Biofuels, Inc. and the sponsors, fiduciaries and administrators of such benefit plans.
Claims Covered by This Agreement: Except as described in the next paragraph, this Agreement applies to all disputes between the Company and me, all claims the Company may have against me, and all claims I may have against the Company or its agents, arising out of my employment with the Company or the termination of my employment (referred to as Claims). This Agreement will apply to Claims asserted during my employment with the Company or after it has ended. Claims covered by this Agreement include but are not limited to: claims for breach of express or implied contract or covenant; claims for the commission of any intentional or negligent tort; claims for violation of any federal, state or local law, ordinance, regulation or rule; claims for wages, benefits or other compensation due; claims for wrongful termination, demotion or disciplinary action; and claims of discrimination or harassment under the Fair Employment and Housing Act and Title VII of the Civil Rights Act, as amended.
Claims Not Covered by This Agreement: This Agreement does not apply to the following claims: Claims for worker’s compensation or unemployment compensation benefits; Claims or charges before any administrative agency having jurisdiction of the Claim, if private dispute resolution procedures cannot be compelled as to such Claim; or Claims for benefits under a benefit plan which has a claim procedure inconsistent with this Agreement.
Exclusive Remedy: All Claims must be resolved according to the procedures in this Agreement, and not otherwise except for the provision for Mediation before Arbitration as provide in the Employment Agreement between me and the Company of even date herewith (the “Employment Agreement”). Neither the Company nor I will file or prosecute any lawsuit or administrative action in any way related to any Claim, except as expressly permitted by this Agreement and the Employment Agreement. Either the Company or I may bring an action in any court of competent jurisdiction to compel arbitration under this Agreement. The parties understand and agree that they are waiving any right to a jury trial by entering into this Agreement.

Arbitration: All Claims must be resolved through final and binding arbitration. The arbitrator must be a neutral arbitrator chosen by the parties. Arbitration will take place at a location determined by the arbitrator in Ventura County or Los Angeles County, California. The arbitration will be administered in compliance with (a) the Federal Arbitration Act, U.S. Code, Tit. 9, § 1 et seq., California Arbitration Act, or such other state or federal law as may be adopted, (b) the procedures set forth below and, (c) to the extent not inconsistent with such procedures, the then existing AAA California Employment Dispute Resolution Rules. Any dispute about the interpretation, applicability, enforceability or validity of this Agreement, or whether any issue is subject to arbitration under this Agreement, will be determined by the arbitrator.
Arbitration Procedures; Discovery:
5.1 A deposition is a chance for each party to ask questions of a witness, and the witness must answer the questions under oath, with a court reporter present. Each party may take one deposition of a non-expert witness and any expert witness(es) designated by the opposing party. Additional depositions may be ordered by the arbitrator. At or before the final Arbitration Management Conference, each party will provide the other with copies of all documents in their possession or control which they intend to introduce as exhibits at the hearing or on which they rely to support their positions.
5.2 Interrogatories, Requests to Produce, and Requests to Admit are written methods that the parties may use to learn about the other party’s case. These discovery methods will be allowed in the manner permitted under California Arbitration Act, Calif. Code of Civil Proc. § 1283.05.
5.3 The arbitrator may rule on pre-hearing disputes and hold such pre-hearing conferences by telephone or in person as he or she may determine. Either party may make motions to dismiss, for summary judgment and/or for summary adjudication of issues.
5.4 Either party may submit, or the arbitrator may order either or both parties to submit, a brief before the arbitration hearing. Either party, at its own expense, may arrange for a court reporter to provide a stenographic record of proceedings at the hearing. The arbitrator will apply the substantive law and the law of remedies of the State of California or the United States, as applicable to the Claims.
5.5 After the end of the arbitration hearing, either party may file a post-hearing brief within a time set by the arbitrator.
5.6 The arbitrator shall issue a written award, which shall include a statement of the essential findings and conclusions on which the award is based. The award will be final and binding on the parties to the arbitration. The arbitrator’s award may be reviewed by a court of competent jurisdiction.
Arbitration Costs: the Company will pay the costs of arbitration, including reasonable fees imposed by the AAA and the arbitrator. I will be responsible for the costs of discovery initiated by me or on my behalf, any depositions noticed by me or on my behalf, expert witnesses retained by me or on my behalf and for any out-of-pocket expenses incurred by me or on my behalf.

Legal Representation: In any arbitration under this Agreement, both the Company and I may be represented by legal counsel of our own choosing. Each of us will be responsible for the fees of our own counsel, provided that an arbitrator may award attorneys’ fees and costs to the prevailing party under any applicable statute to the same extent that attorneys’ fees and costs could be awarded in standard civil litigation. No award of attorneys’ fees may be made, however, unless the party otherwise entitled to an award of such fees: (1) requested to mediate the dispute pursuant to paragraph 8.2.2 of the Employment Agreement executed by the parties.; or (2) acceded to a request from the other party to mediate the dispute if such request was made pursuant to paragraph 8.2.2 of the Employment Agreement executed by the parties.
Integrated Agreement; Amendment: This Agreement contains the final and complete expression and understanding between the Company and me with respect to the subjects covered hereby. This Agreement cannot be amended or modified except in writing, signed by an authorized representative of Kreido Biofuels, Inc. and by me.
Severability: If any provision of this Agreement is held invalid, in whole or part, such invalidity will not affect the remainder of such provision or the remaining provisions of this Agreement.
Headings: The headings in this Agreement are inserted for convenience only and do not affect the meaning or interpretation of this Agreement or any provision hereof.
Successors and Assigns: This Agreement will be binding upon, and inure to the benefit of, the Company, me and our respective heirs, executors, administrators, representatives, successors and assigns.
Governing Law: I acknowledge that the Company is engaged in interstate commerce and that this Agreement is covered by the provisions of the Federal Arbitration Act. This Agreement is to be construed, and the rights and obligations of the parties hereunder determined, in accordance with the laws of the United States and the State of California.

IMPORTANT
I agree that I have been given a reasonable opportunity to read this Agreement carefully, I have read it, I understand it and I am signing it voluntarily. I have not been promised anything for signing it that is not described in the Agreement and the Employment Agreement. The Company encourages me to discuss this Agreement with my legal advisor if I wish before signing it.

Kreido Biofuels, Inc.		Employee

Signature:		Signature:

Print Name:	Betsy Wood Knapp	Print Name:	George A. Binninger

Print Title:	Chair	Date:

Date:

Exhibit B
LOCK-UP AGREEMENT
THIS LOCK-UP AGREEMENT (the “Agreement”) is made and entered into as of the date indicated below, by and between the officer named in the space provided below (the “Officer”) and KREIDO BIOFUELS, INC., a Nevada corporation (the “Company”).
RECITALS:
WHEREAS, the Officer in the future may be owner of shares of Common Stock of the Company either pursuant to the exercise of stock purchase options or otherwise (such shares owned or to be owned by the Officer, the “Shares”); and
WHEREAS, in order to facilitate certain transactions consummated by the Company the Officer desire to enter into this Agreement and restrict the sale, assignment, transfer, conveyance, hypothecation or alienation of the Shares, all on the terms set forth below.
NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants, contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1. The Officer hereby agrees to not sell, assign, transfer, pledge, convey, hypothecate or otherwise alienate any Shares at any time beginning the date of this Agreement indicated in the space provided below and the expiration date of this Agreement indicated in the space provided below except as otherwise permitted in this Agreement.
2. Notwithstanding anything contained in this Agreement, Officer may transfer Shares to his or her spouse or lineal descendants or to trusts established solely for the benefit of Officer, his or her spouse or lineal descendants, for estate planning purposes provided that the transferee (or the legal representative of the transferee) executes an agreement to be bound by all of the terms of this Agreement.
3. Notwithstanding anything to the contrary set forth herein, the Company may, at any time and from time to time, waive in writing any of the conditions or restrictions contained herein.
4. In the event of a tender offer to purchase all or substantially all of the Company’s issued and outstanding securities, or a merger, consolidation or other reorganization with or into an unaffiliated entity, this Agreement shall terminate and the Shares restricted pursuant hereto shall be released from such restrictions if the requisite number of the record and beneficial owners of the Company’s securities then outstanding are voted in favor of such tender offer, merger, consolidation or reorganization.
5. Except as otherwise provided in this Agreement, Officer shall be entitled to his or her beneficial rights of ownership of the Shares, including the right to vote the Shares for any and all purposes.
6. This Agreement may be executed in any number of counterparts with the same force and effect as if all parties had executed the same document.
7. All notices, instructions or other communications required or permitted to be given pursuant to this Agreement shall be given in writing and delivered by certified mail, return receipt requested, overnight delivery or hand-delivered to all parties to this Agreement at the principal office of the Company, Attention: President and CEO, in the case of notice to the Company, or to the principal office of Officer or his or her residence address indicated in the employment records of the Company, whichever the Company may elect, in the case of notice to Officer.. All notices shall be deemed to be given on the same day if delivered by hand or on the following business day if sent by overnight delivery or the second business day following the date of mailing.
8. The execution and delivery of this Agreement, although a condition of employment of Officer, shall not be interpreted as an employment agreement or a guaranty or assurance of employment. This Agreement shall survive the expiration or termination of any employment agreement between the Company and Officer and the termination of Officer as an employee of the Company.
9. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof, and may not be amended except by a written instrument executed by the parties hereto. This Agreement shall be governed by the laws of the State of California.

DATE OF AGREEMENT:	April 28, 2007

EXPIRATION DATE:	January 12, 2008

OFFICER:

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Agreement in Camarillo, California.

KREIDO BIOFUELS, INC.	OFFICER:

By:

Name: Betsy Wood Knapp	Signature
Its: Chair	Name: George A. Binninger

Exhibit 10.3

KREIDO BIOFUELS, INC.
BOARD OF DIRECTORS OUTSIDE DIRECTOR COMPENSATION PROGRAM

July 26, 2007

The Outside Directors’ Compensation Program set forth below is subject to modification by the Company’s Board and the Company’s Shareholders.

a. Annual Retainer. Each Outside Director will be paid an Annual Retainer for services as a Director of the Company and any subsidiary of the Company, if applicable, of $20,000, which will be paid in quarterly payments of $5,000. The Chair of the Audit Committee shall receive additional annual compensation of $5,000, which will be paid in quarterly payments of $1,250, and the Chairs of other committees each shall receive additional annual compensation of $1,000, which will be paid in quarterly payments of $250. The Chair of the Board, in recognition of the duties and responsibilities attendant with such a position, shall receive additional annual compensation of an amount to be determined by the Board. The Annual Retainer and all other Director compensation paid to Outside Directors shall be prorated for partial years of service. These amounts will be paid in gross and Outside Directors will be responsible for reporting and paying all applicable taxes.

b. Meeting Fees. Each Outside Director shall receive $1,000 for each Board meeting attended in person physically and $500 for each Board meeting attended telephonically. In addition, each Outside Director shall receive $500 for each committee or subsidiary Board meeting attended in person physically and $250 for each committee or subsidiary Board meeting attended telephonically. The total compensation for such board and committee meetings shall not exceed $1,000 if multiple meetings are attended in person physically on any given day and shall not exceed $500 if multiple meetings are attended telephonically on any given day. No fees will be paid for telephone calls other than board and committee meetings as set forth above, nor for meeting preparation or other time spent on Board business.

c. Stock Grant and Options. Each Outside Director shall receive a grant of 2,500 shares of Company stock upon his/her election or appointment to the Board after the adoption of this Outside Director Compensation Director Program. In addition, each Outside Director shall be entitled to participate in the Kreido Biofuels 2006 Equity Incentive Plan (“Plan”) as described in this Paragraph (c). The Outside Director’s participation in the Plan shall be governed by the terms and conditions set forth in the applicable Plan documents. Capitalized words not defined in this paragraph (c) but used here shall have the meanings ascribed to them in the Plan. Upon his/her first appointment or election to the Board, each Outside Director shall receive options to purchase 25,000 shares of the Company’s common stock (“Grant”) at a strike price equal to the closing bid price on the date on which the Grant is made. On October 15 of each calendar year beginning in 2007, each Outside Director shall receive options to purchase 25,000 shares of the Company’s common stock less the number of shares covered by Grants made to such Outside Director during the 12-month period immediately preceding the applicable October 15 grant date (also a “Grant”). All Grants shall vest 50% six months after the date of grant and 50% twelve months after the date of grant. The Term of the Option shall be ten years from the date of grant.

d. Expense Reimbursements. Reasonable out-of-pocket expenses incurred by an Outside Director related to the performance of the Outside Director’s duties will be reimbursed to him/her. Requests for reimbursement of expenses shall be documented by the Outside Director and transmitted to the Corporate Secretary, who will authorize payment by the CFO, subject to review by the Board Audit Committee.

Exhibit 99.1

Kreido Biofuels CEO Steps Down; Board Names Interim CEO and Expands the Board of Directors

Camarillo, Calif., July 27, 2007 – The Board of Directors of Kreido Biofuels, Inc. (OTC BB: KRBF), a renewable energy company, announced today that it has accepted the resignation of Chief Executive Officer Dr. Joel Balbien, effective immediately, and has appointed Kreido Board member G.A. Ben Binninger as interim Chief Executive Officer. In addition, Richard A. Redoglia and Murli Tolaney have been elected to the company’s board.

Betsy Wood Knapp, Kreido’s Chair of the Board, stated, “We appreciate Dr. Balbien’s efforts on the part of Kreido. He led us through our public offering and helped set the course for commercializing our proprietary technology in biodiesel production and will remain available to provide advice and assistance to the company through October 31, 2007. I am pleased to appoint Ben Binninger as Kreido’s interim CEO. We are fortunate to have someone with Ben’s 30 years experience in fuels and chemicals to continue the progress being made in carrying out our business plan. Investors will continue to hear about our progress in the coming weeks and months.”

Newly appointed Kreido interim Chief Executive Officer Ben Binninger, remarked on his appointment, “I look forward to helping the Kreido team demonstrate the value and capabilities of the STT System by working to execute on current initiatives so that our plants are online in 2008. I am confident that my familiarity with Kreido’s technology, business and people will enable me to be immediately effective.”

Mr. Binninger previously served as Kreido’s Chief Operating Officer and as a consultant to Kreido Laboratories, a wholly owned subsidiary of Kreido Biofuels. Mr. Binninger has hands-on experience leading both large and small technologically sophisticated global process and service businesses with Atlantic Richfield Company (ARCO), Rio Tinto Borax, Exxon and Hercules. Mr. Binninger has a B.E. degree in Chemical Engineering from Manhattan College and a M.B.A. from Harvard University.

The Board is conducting a comprehensive search to fill the CEO position with a leader who has the experience and skills to capitalize on all the opportunities Kreido has before it.

Kreido Announces New Board Members
Commenting on the new board appointments, Chair of the Board, Knapp stated, “Richard and Murli are two proven business executives who bring an exceptional degree of leadership and expertise to our board, as well as depth and breadth of experience in the engineering, environmental and financial industries. They will add valuable strategic guidance to Kreido as we continue to execute our business strategy.”

Mr. Redoglia has more than 25 years of experience in the energy/finance industry including long tenures with two global financial institutions, running their energy institutional brokerage operations. He currently serves as Executive Director of Global Energy Horizons (GEH), a strategic investment firm focused on businesses within the energy industry. Prior to GEH, he was the Director of Global Energy Futures Group for ABN AMRO Inc. During his 15-year tenure with Merrill Lynch, Mr. Redoglia rose to the position of Director of the Energy Commodities Group.

Mr. Tolaney is Chairman of Montgomery Watson Harza (MWH), a privately owned global environmental engineering, management, technology and construction company. Mr. Tolaney joined MWH in 1973 as a Senior Engineer and in 1992 became its Chief Executive Officer, a position he held until 2001 when he assumed his current post of Chairman of this 130 office worldwide, 6,000 employee firm.

Realignment of Key Staff
The Board, at the recommendation of the interim CEO Ben Binninger, has realigned the company’s management team:

•	Phil Lichtenberger, who has been Senior Vice President and Chief Financial Officer, has been appointed Chief Operating Officer.

•	John Philpott, who has been the company’s Chief Accounting Officer, will now take the position of Chief Financial Officer.

•	Larry Sullivan will continue in his role as the company’s Chief Technology Officer.

About Kreido Biofuels
Kreido Biofuels, Inc. has invested $20 million to provide the world renewable energy through its proprietary process intensification technology – the STT® system. The Company is currently developing biodiesel plants in the U.S. that will have an anticipated aggregate nameplate capacity of 100 million gallons per year. Kreido’s plants are built around its STT® 30G biodiesel production unit, a complete pipe-to-pipe biodiesel production system that significantly improves the efficiency, quality, and process control of biodiesel production. Committed to building a sustainable future, Kreido Biofuels’ plants have a smaller footprint and offer feedstock flexibility. The Company plans to license its biodiesel technology internationally and to third-party biodiesel producers in the U.S. Kreido Biofuels is based in Camarillo, California. STT is a registered USPTO trademark of Kreido Biofuels, all rights reserved. For more information about Kreido Biofuels, visit www.kreido.com.

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Investor Relations Contact:
Ina McGuinness
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Office: (310) 954-1100

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